January 23, 2014
ROBERT A. FREEDMAN		EMAIL RFREEDMAN@FENWICK.COM Direct Dial (650) 335-7292

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director

Re:	Corium International, Inc.
Draft Registration Statement on Form S-1
Confidentially submitted on December 23, 2013
CIK No. 0001594337

Ladies and Gentlemen:

On behalf of Corium International, Inc. (“Company”), we are transmitting this letter in response to comments received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) by letter dated January 17, 2014, with respect to the draft registration statement on Form S-1 (CIK No. 0001594337) that was confidentially submitted to the Commission on December 23, 2013 and referenced above (the “Registration Statement”).  This letter is being submitted together with the Company’s confidential draft No. 2 of the registration statement on Form S-1 (“Draft No. 2”).  The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics.  For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and hard copies of Draft No. 2 that are marked to show changes from the draft registration statement as originally submitted.

In addition to addressing the comments raised by the Staff in its letter, the Company has revised Draft No. 2 to update certain other disclosures.

United States Securities and Exchange Commission

January 23, 2014

General

1.                                      We note that you have yet to submit several of your exhibits. Please be advised that we may have further comments upon examination of these exhibits once they have been submitted by amendment.

The Company respectfully acknowledges the Staff’s comment, and will submit such exhibits in subsequent amendments to the Registration Statement.

2.                                      We further note that you have submitted an application for confidential treatment relating to a number of your exhibits. Please be advised that comments to this application, if any, will be sent to you under separate cover.

The Company respectfully acknowledges the Staff’s comment.

3.                                      Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

The Company respectfully informs the Staff that it has already provided the Staff with copies of all graphical materials and artwork it intends to use in the printed prospectus; these are included on page 5, 77 and 80.

4.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company respectfully advises the Staff that it has not provided, and it has not authorized any person to provide, in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), any written materials to potential investors that are qualified institutional buyers or institutional accredited investors. In addition, the Company respectfully advises the Staff that the underwriters have informed it that no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in this offering.  To the extent any such written materials are provided or research reports are published or distributed in the future, the Company will provide the Staff with any such materials or reports.

United States Securities and Exchange Commission

January 23, 2014

Prospectus Summary

Overview, page 1

5.                                      In your initial discussion of your MicroCor technology, please explain what a biodegradable microstructure system is.

In response to the Staff’s comment the Company has revised its disclosure on pages 1 and 76.

6.                                      Please briefly describe what benign prostate hyperplasia is and the therapeutic effect tamsulosin may have.

In response to the Staff’s comment the Company has revised its disclosure on pages 2 and 86.

7.                                      Please briefly explain what an NDA (New Drug Application) is and disclose here that the NDA you filed in connection with AG200-15 was deemed insufficient for approval by the FDA in its present form and that it is your intention to conduct another clinical trial and supplement the NDA with its results.

In response to the Staff’s comment the Company has revised its disclosure on pages 2 and 76. Please note that the New Drug Application for AG200-15 is held by Corium’s development partner, Agile Therapeutics, Inc. (“Agile”), and that Agile is responsible for planning and conducting the additional clinical trial and communicating with the FDA regarding deficiencies.  We have provided information based on Agile’s planning at this time.

Corplex Technology, page 3

8.                                      Please explain the distinction between pressure-sensitive adhesives and bioadhesives in this discussion.

In response to the Staff’s comment the Company has revised its disclosure on page 3.

9.                                      Please briefly describe what an ANDA (Abbreviated New Drug Application) is.

In response to the Staff’s comment the Company has revised its disclosure on page 3.

Our Products and Partners, page 4

10.                               In addition to the table you have provided, please include a summary narrative description of your marketed products and product candidates. To the extent that such disclosure would be redundant with other information you have provided in your prospectus summary, please consider moving that information under this sub-heading as appropriate.

In response to the Staff’s comment the Company has revised its disclosure on pages 5 to 6.

United States Securities and Exchange Commission

January 23, 2014

Risks Related to Our Business, page 5

11.                               In your first bullet point, please disclose the amount of your accumulated deficit as of September 2013 and update this information in the event that you file financial statements for the quarter ended December 31, 2013.

In response to the Staff’s comment the Company has revised its disclosure on page 7. The Company will further revise amendments to the Registration Statement as necessary in future filings.

12.                               In your third bullet point, please disclose that 89% of your total revenue was generated through your three most significant partners.

In response to the Staff’s comment the Company has revised its disclosure on page 7.

13.                               In your sixth bullet point, please note that the FDA has yet to approve AG200-15 and in fact has issued a complete response letter to you detailing certain issues that must be addressed before approval can be granted.

In response to the Staff’s comment the Company has revised its disclosure on page 7.

14.                               In your ninth bullet point, please disclose that the FDA has inspected your manufacturing facilities multiple times over the last five years and has issued five Forms 483 that described deficiencies in your manufacturing and quality systems.

In response to the Staff’s comment the Company has revised its disclosure on page 7.

15.                               In your eleventh bullet point, please state that you have settled eighteen product liability lawsuits and that a nineteenth is pending.

In response to the Staff’s comment the Company has revised its disclosure on page 7.

16.                               In your twelfth bullet point, please make reference to the product recalls that Fentanyl TDS has been subject to in the past.

In response to the Staff’s comment the Company has revised its disclosure on page 7.

United States Securities and Exchange Commission

January 23, 2014

Risk Factors

Risks Related to Our Business and Industry

“We are dependent on the commercial success of our Clonidine TDS, Fentanyl TDS and Crest Advance Seal Whitestrips . . .,” page 12

17.                               Please explain in this risk factor and on page 56 why you expect revenues from Fentanyl TDS to decline significantly in fiscal 2014.

In response to the Staff’s comment the Company has revised its disclosure on pages 13 and 58.

18.                               Please expand the discussion to quantify the amount of revenues you received in fiscal 2013 from the sale of Fentanyl TDS and Clonidine TDS, respectively, and the anticipated amount of decline in 2014 from such sales, respectively.

In response to the Staff’s comment the Company has revised its disclosure on page 13 to disclose the revenues in fiscal 2013 from sales of Fentanyl TDS and Clonidine TDS. In addition, in response to the Staff’s comment, we have added disclosure on pages 13 and 58 noting that we expect product revenues from Clonidine TDS to decline from fiscal 2013 and to be more consistent with product revenues in fiscal 2012. The Company respectfully acknowledges the Staff’s request to quantify the anticipated amount of the decline in sales of Fentanyl TDS in 2014. However, because the Company’s marketing partner, Par, has sole control over pricing, wholesaler contracting, and inventory levels of Fentanyl TDS, and because the transdermal fentanyl market has experienced substantial change from the entrance of new competitors in this market, including Par itself, the Company does not believe it can reliably project 2014 product revenues for Fentanyl TDS.  The Company notes that while forecasted demand from Par has, in the past, provided a reasonable indication of directionality, the Company has experienced significant differences between Par’s forecasted demand and actual purchase orders as Par continues to adapt to this evolving market that Par just entered approximately one year ago. Similarly, as the former major competitor in the Clonidine market has only recently returned to the market, the Company does not believe it can reliably predict the impact of this return on Teva’s sales of Clonidine TDS. Given the difficulty in attempting to predict the future product revenues from either of the Fentanyl TDS or Clonidine TDS products, the Company is concerned that any attempt to do so could be potentially misleading to investors. To that end, the Company respectfully requests that it not be required to attempt to quantify the expected decline in these amounts.

“Our near-term product revenue growth heavily relies on the success of the AG200-15 contraceptive patch,” page 13

19.                               Please state here when you received the FDA’s complete response letter and that your intention is to conduct another clinical trial that will not end before late 2015.

In response to the Staff’s comment the Company has revised its disclosure on pages 15 and 85.

United States Securities and Exchange Commission

January 23, 2014

“We face product liability exposure . . .,” page 15

20.                               Please include in this risk factor the amount of damages sought in the pending product liability action.

The Company respectfully advises the Staff that, with respect to the pending product liability action, the dollar amount of total damages was not specified in the complaint. Accordingly, the Company has revised the disclosure on page 16.

Risks Related to Regulation of our Products and Product Candidates

“Our products and our product candidates may cause undesirable side effects . . .,” page 35

21.                               Please describe the material side effects, if any, that you have identified among your marketed products as well as those you have identified through the clinical testing of your product candidates.

The Company respectfully advises the Staff that in our MicroCor hPTH(1-34) TDS Phase 1 clinical trial, our Corplex Tamsulosin Phase 1 clinical trial, and in clinical trials of Clonidine TDS, there were no deaths or serious adverse events reported and no subjects withdrew or were withdrawn from the clinical trial due to adverse events. In response to the Staff’s comment the Company has revised its disclosure on page 36 as it pertains to Fentanyl TDS and AG200-15.

Risks Related to Our Intellectual Property

“If we or our partners are sued for infringing intellectual property rights of third parties . . .,” page 39

22.                               Please disclose in this risk factor whether you have ever been the defendant in any such litigation and its disposition.

In response to the Staff’s comment the Company has revised its disclosure on page 41.

“We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed to us alleged trade secrets of their other clients or former employers,” page 40

23.                               Please disclose in this risk factor whether any such claims have ever been brought against any of your employees, consultants or independent contractors.

In response to the Staff’s comment the Company has revised its disclosure on page 42.

United States Securities and Exchange Commission

January 23, 2014

Industry and Market Data, page 46

24.                               Please remove the phrase “(a)lthough we nor the underwriters have independently verified the accuracy or completeness of any third-party information,” It is not appropriate for you to either directly or indirectly disclaim liability for any of the information included in your prospectus.

In response to the Staff’s comment the Company has removed the phrase “(a)lthough we nor the underwriters have independently verified the accuracy or completeness of any third-party information,” on page 48.

Use of Proceeds, page 47

25.                               Please specify in a bulleted format the amount of offering proceeds you intend to allocate to each of the purposes you list in your second paragraph.

In response to the Staff’s comment the Company has revised its disclosure on page 49 and will enter a range for each listed use of proceeds in a subsequent amendment of the Registration Statement, once the Company has a better estimate of proceeds.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of Fiscal 2012 and 2013 Revenues, page 59

26.                               Please revise your disclosure related to the changes in cost of product revenues and cost of contract research and development revenues to explain how the amounts changed in comparison to the changes in the associated revenue.

In response to the Staff’s comment the Company has revised its disclosure on pages 62 to 63.

Research and Development Expenses, page 60

27.                               You state “In addition to commercialized products, we have a number of products in late stages of development.” You also state that you expect your research and development expenses will increase in future periods. Please disclose the costs incurred during each period presented and to date for your material projects.

In response to the Staff’s comment the Company has revised its disclosure on pages 63 for MicroCor hPTH(1-43). In addition, the Company respectfully advises the Staff that the revenues for Corplex Tamsulosin development expenses were $1.4 million and $0.1 million, in fiscal 2012 and fiscal 2013, respectively. These amounts are not material and therefore the Company did not include these amounts in the disclosure in the Registration Statement.

United States Securities and Exchange Commission

January 23, 2014

Critical Accounting Polices and Estimates

Subordinated Note Embedded Derivative Liability, page 67

28.                               Please tell us how your methodology for fair valuing the embedded derivative liability resulted in a fair value of zero in 2011.

In response to the Staff’s comment the Company has revised its disclosure on pages 70.

Stock-Based Compensation

Significant factors, assumptions and methodologies used in determining the estimated fair value of our common stock Option Grants, page 70

29.                               We have reviewed your disclosure and have the following comments:

•                  Please continue to update the table on page 70 through the date of the effectiveness.

The Company respectfully advises the Staff that it will revise its disclosures to include all stock-based instruments granted subsequent to our initial confidential submission on December 23, 2013 in a subsequent amendment to the Registration Statement that will include the financial statements as of December 31, 2013.

•                  Please note we may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of any future material equity issuances.

Once a determination of the proposed price range has been made, the Company will provide the Staff with such information and will reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of our initial public offering range.

Business

Strategic Relationships, page 78

30.                               For each of your collaborations, please disclose the license fees, the aggregate milestone payments to be made under the agreement(s), the amount of any milestone payments made to date, and the royalties payable, if any, within a range of ten percent (e.g. low single digits, teens, twenties, etc.)

In response to the Staff’s comment the Company has revised its disclosure on pages 82 to 83.

United States Securities and Exchange Commission

January 23, 2014

Products and Pipeline, page 80

31.                               Please specify here the breakdown of product revenues among your three marketed products on both an aggregate and percentage basis.

In response to the Staff’s comment the Company has revised its disclosure on page 83.

32.                               In the description of your pipeline products, please identify those from which you have generated contract research and development revenue in your last completed

In response to the Staff’s comment the Company has revised its disclosure on pages 85, 87 and 88.

33.                               fiscal year and specify the aggregate amounts and percentages. Please include similar disclosure where appropriate in your MD&A.

In response to the Staff’s comment the Company has revised its disclosure on pages 59, 85, 87 and 88.

34.                               Please describe with greater specificity the issues identified in the FDA’s complete response letter concerning AG200-15.

In response to the Staff’s comment the Company has revised its disclosure on page 85.

35.                               Please indicate how the next clinical trial you intend to conduct for AG200-15 will differ from previous ones to the extent you are able to make such an assessment at this time.

In response to the Staff’s comment the Company has revised its disclosure on page 85.

Intellectual Property, page 85

36.                               Please indicate in this disclosure how many patents relate to composition of matter and how many relate to use of process.

In response to the Staff’s comment, the Company has revised its disclosure on page 90 with respect to its U.S. patents. The Company respectfully advises the Staff that most patents issued to the Company outside of the U.S. have generally included both composition of matter and use of process claims and the Company therefore cannot categorize the foreign patents as one or the other. The Company has revised its disclosure on page 90 accordingly.

United States Securities and Exchange Commission

January 23, 2014

Legal Proceedings, page 94

37.                               Please provide additional information about the pending claim against you, including the court adjudicating the proceedings, the plaintiff, the factual basis of the claim, the date the claim was instituted and the relief sought. We refer you to Item 103 of Regulation S-K.

In response to the Staff’s comment the Company has revised its disclosure on page 99.

Choice of Forum, page 122

38.                               We note your disclosure entitled Choice of Forum on page 122. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your restated certificate of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

In response to the Staff’s comment the Company has revised its disclosure on page 126.

Shares Eligible for Future Sale, page 123

39.                               Please file the form of lock-up agreement as an exhibit to your registration statement.

The Company respectfully advises the Staff that the form of lock-up will be filed as an attachment to the Underwriting Agreement, which will be an exhibit to a subsequent amendment to the Registration Statement.

Index to Financial Statements

Notes to Financial Statements

8. Collaboration and Partner Arrangements, page F-23

40.                               Please disclose the term of each of your agreements. In addition, please disclose each substantive milestone and the related contingent consideration for each agreement where contingent milestones may still be earned. Refer to ASC 605-25-50-2 and ASC 605-28-50-2b.

In response to the Staff’s comment the Company has revised its disclosure on pages F-23 to F-25.

* * * * * *

United States Securities and Exchange Commission

January 23, 2014

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292 or, in his absence, Dawn Belt, Esq. at (650) 335-7830.

Sincerely,
FENWICK & WEST LLP

/s/ Robert A. Freedman

Robert A. Freedman

cc:                                Peter D. Staple, Chief Executive Officer

Robert S. Breuil, Chief Financial Officer
Corium International, Inc.

Cynthia Clarfield Hess

Effie Toshav

Dawn Belt
Fenwick & West LLP

B. Shayne Kennedy

Daniel E. Rees
Latham & Watkins LLP